

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2017

Andrew Wiederhorn
Chief Executive Officer
FAT Brands, Inc.
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

>   **Re: FAT Brands, Inc.**
>   **Amendment No. 2 to**
>   **Offering Statement on Form 1-A**
>   **Filed September 29, 2017**
>   **File No. 024-10737**

Dear Mr. Wiederhorn:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2017 letter.

General

1. Please update your website and the BANQ website to include the URL to the most recent offering circular. In this regard, we note your website provides a link to the preliminary offering circular filed on September 6, 2017. Please refer to Rule 255(b)(4).

The Offering, page 8

2. We note in the last paragraph on page 8 that if less than $10,550,000 in net proceeds is raised in the offering, you will use the amount raised to fund the purchase of Homestyle Dining LLC, and FCCG will fund the balance from other sources and contribute Ponderosa and Bonanza to you. Please tell us and expand your disclosure to describe the

accounting treatment should you require funding from FCCG for the balance and its contribution of Ponderosa and Bonanza to you within your financial statements. Specifically, please address how this would impact your debt to FCCG or its equity ownership in the company.

Use of Proceeds, page 37

3. We note your response to our prior comment 4 and reissue in part. You disclose that, if you raise less than $10,550,000 in this offering, FCCG will fund the balance of the purchase of Ponderosa and Bonanza from other sources but will still contribute Ponderosa and Bonanza to you. Please disclose the other sources you intend to use to repay FCCG for Ponderosa and Bonanza if you raise less than $10,550,000 in this offering and the terms between you and FCCG regarding the repayment. In addition, please file any written agreement regarding the terms of the repayment to FCCG as an exhibit.

Unaudited Pro Forma Consolidated Financial Information, page 52

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 57

4. We refer you to footnote 5(b). Please explain how pro forma adjustment to interest expense in the amount of $(215) for the interim period ended June 30, 2017 was calculated. We were unable to compute the amount based upon the information provided in your footnote.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Allen Sussman, Esq.
       Loeb & Loeb LLP